Exhibit 14
Letter to MID
[Letterhead of Greenlight]
August 25, 2008
The Board of Directors
MI Developments Inc.
455 Magna Drive
Aurora, ON L4G 7A9
Magna Entertainment Corp.
Dear Sirs:
We are writing to express our concern about MI Developments’ (“MID”) investment in Magna Entertainment Corp. (“MEC”). Given the dire situation at MEC, the MID Board needs to take the necessary actions to enforce or preserve the value of MID’s $267 million senior debt investment in MEC and not compound the risk to MID by continuing to fund MEC or extending the maturity of existing debt.
It is clear that MEC is in serious financial trouble. According to the MEC press release issued on August 5, 2008, “... the Company has needed and will again need to seek extensions from existing lenders and additional funds in the short-term from one or more possible sources.” MEC’s stock price has fallen over 90% since MID’s Board of Directors claimed in 2005 that it was adopting its own recommendation to direct management to maximize the return on MID’s current and future investments in MEC by examining the funding necessary for MEC’s strategic plan, stabilizing MEC’s capital structure, and assessing all reasonable financing alternatives for MEC. At that time MID’s Board determined that MEC was poised for growth and Frank Stronach expressed a vision that MEC would become the most profitable company in the world.
While we disagreed at the time with the Board’s assessment of MEC’s prospects, MID asserted that this was simply a question about short-term versus long-term value creation and that reasonable people could disagree.
Since Magna spun-off MEC over eight years ago, there has been a favorable environment for the U.S. consumer, and the gaming industry has experienced significant growth. MEC failed to create any value during that favorable part of the cycle. Instead, it has been a case-study in mismanagement and poor resource allocation. Its prospects were dim even before the cycle turned against the U.S. consumer and the gaming industry.
MEC’s situation and prospects are no longer matters on which reasonable people can disagree. The facts are obvious and beyond dispute: MEC has utterly failed as a business enterprise. More money, time and resources will not resuscitate it under Mr. Stronach’s leadership or anyone else he appoints to pursue his so-called vision. After many years of failure, MEC still has no viable business plan.

MEC’s plan to eliminate its debt by December 31, 2008 has also failed. On MEC’s conference call on August 6, 2008 (the “MEC Call”), Mr. Stronach stated “...we do not expect to achieve our previously announced targets of eliminating our debt by December 31, 2008.” In addition, MEC’s 10-Q for the quarter ended June 30, 2008 (the “MEC 10-Q”) states that “...we do not expect to execute the Plan on the originally contemplated schedule, if at all.” (emphasis added). Even MEC’s convertible subordinated bonds that mature shortly are now trading at only fifty cents on the dollar.
The MEC debt reduction plan has been such a dismal failure that according to the MID press release issued on August 8, 2008 (the “MID Release”), MEC’s net debt has actually increased by $21.6 million, from $564.5 million to $586.1 million, during the period from December 31, 2007 to June 30, 2008 when debt reduction was supposed to be MEC’s main priority.
MID’s equity investment in MEC is clearly no longer a strategic investment. Yet in the face of the rapidly deteriorating situation at MEC, the MID Board has continued to extend the maturity of the senior debt owed to it by MEC.
In light of MEC’s financial situation, we would have expected MID to see that MEC took aggressive steps to reduce its debt, or otherwise attempt to stabilize its financial situation. Instead, the MEC 10-Q threatens the abandonment of its plan to sell assets to reduce debt by stating “...given the announcement of the MID reorganization proposal, and pending determination of whether it will proceed, we are in the process of reconsidering whether to sell certain assets that were originally identified for disposition under the Plan.” Mr. Stronach made a similar statement during the MEC Call.
On the MEC Call, in an ominous and thinly veiled threat to the public MID shareholders, Mr. Stronach said “...I have some — call it some chips in my hand which the MID shareholders would like to have. And I have no problems releasing those chips or giving up those chips, providing it’s a fair thing for MEC.”
A reasonable interpretation of this statement in light of Mr. Stronach’s MID reorganization proposal is that Mr. Stronach intends to hold MID hostage until MEC is fully funded and Mr. Stronach has received a very large personal pay-off at the expense of the MID shareholders.
To that end, among other things Mr. Stronach has overseen (1) MID’s failure to implement any of its own 2005 Board approved resolutions; (2) the inexplicable “destruction” of MID’s relationship with its largest customer (Magna) which Mr. Stronach also controls; (3) MID dramatically increasing its exposure to the deteriorating investment in MEC through project financings and bridge loans on which MEC has been unable to perform; and (4) MID and MEC’s repeated failures to implement any recognizable business plan.
MID shareholders have been threatened that if they don’t capitulate to Mr. Stronach’s demands, MID will continue to fail to take any action to create shareholder value and, in fact, will destroy additional value through unlimited support of MEC, including perhaps buying the company. Undoubtedly this is why a majority of them were intimidated enough to support a reorganization proposal that otherwise made no sense.

We at Greenlight will remain vigilant in our efforts to protect ourselves and our fellow minority shareholders from what we believe to be oppressive treatment. We have never before witnessed such overt aggression by a business leader against a company he controls.
Despite Mr. Stronach’s actions and intentions, each and every member of the MID Board of Directors has a fiduciary duty to all of the shareholders of MID, not just to Mr. Stronach, and the Board must explore all of MID’s alternatives with respect to MEC, not just the ones that Mr. Stronach wants. It may be that Mr. Stronach can vote his shares on matters subject to shareholder vote as he wishes. However, there are many protective actions MID’s Board can take that do not require a shareholder vote and would mitigate the harm that Mr. Stronach is trying to inflict on the company.
MID’s Board must stop expending any more funds to prop up the value of the MEC equity, should not bail-out MEC’s subordinated bondholders and should stop coercing (including by failing to take affirmative action to protect shareholders) the MID shareholders into approving Mr. Stronach’s terms. MID’s Board is duty bound to resist Mr. Stronach’s efforts to use MID’s money in this regard.
Given that MEC’s equity is no longer a strategic investment for MID, rather than blindly continuing to extend the maturity of the senior debt, MID should act like an independent third-party lender and explore all of its options with respect to MEC. There are several possible options MID’s Board can implement that would not require Mr. Stronach’s personal support, including foreclosing on the senior debt or marketing its MEC debt position for sale to a third party. MID’s Board of Directors has a fiduciary duty to protect the shareholders of MID, not to focus as Mr. Stronach says on what’s a “fair thing for MEC.”
By continuing to extend the senior debt, rather than exploring all of their options, the MID Board is endangering MID’s senior debt investment in MEC and is making repayment of the debt in full less likely with each passing day.
If MEC fails to repay its debt to MID in full, the members of the MID Board will be held accountable for failing to fulfill their fiduciary duty to the MID shareholders. We minority shareholders are looking to you to protect our interests from Mr. Stronach’s continued irresponsible, uneconomic and self-serving support of MEC.
Mr. Stronach said during the MEC Call, “I wouldn’t throw money in an empty hole.” Why has so much of MID’s money met exactly that fate?

Yours very truly,
/s/ David Einhorn

David Einhorn President Greenlight Capital, Inc.